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Stuart Strauss stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

April 28, 2017

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Lisa Larkin, Division of Investment Management

Re:	Morgan Stanley Institutional Fund, Inc. (the “Fund”) (File No. 033-23166; 811-05624)

Dear Ms. Larkin:

Thank you for your telephonic comments regarding the Fund’s registration statement on Form N-1A relating to disclosing variations to sales load waivers and discounts that would apply to investors that purchase shares through a single intermediary (or category of multiple intermediaries) to Active International Allocation Portfolio, Advantage Portfolio, Asia Opportunity Portfolio, Emerging Markets Breakout Nations Portfolio, Emerging Markets Fixed Income Opportunities Portfolio, Emerging Markets Leaders Portfolio, Emerging Markets Portfolio, Emerging Markets Small Cap Portfolio, Frontier Emerging Markets Portfolio, Global Advantage Portfolio, Global Concentrated Portfolio, Global Core Portfolio, Global Discovery Portfolio, Global Franchise Portfolio, Global Infrastructure Portfolio, Global Insight Portfolio, Global Opportunity Portfolio, Global Quality Portfolio, Global Real Estate Portfolio, Growth Portfolio, Insight Portfolio, International Advantage Portfolio, International Equity Portfolio, International Opportunity Portfolio, International Real Estate Portfolio, Multi-Asset Portfolio, Small Company Growth Portfolio, US Core Portfolio and U.S. Real Estate Portfolio (each, a “Portfolio”) of the Fund, filed with the Securities and Exchange Commission (the “Commission”) on January 27, 2017. The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s registration statement on its behalf. Below, we describe the changes made to the registration statement in response to the Commission staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. These changes are expected to be reflected in Post-Effective Amendment No. 165 to the Fund’s registration statement on Form N-1A, which will be filed via EDGAR on or about April 28, 2017.

COMMENTS TO THE PROSPECTUS

Comment 1.	Please add disclosure, if applicable, that a Portfolio will provide shareholders at least 60 days’ notice prior to any change to its 80% policy.

Response 1.          The disclosure has been revised accordingly.

Comment 2.	With respect to the Active International Allocation, International Equity, Emerging Markets Breakout Nations, Global Franchise, Global Quality, Global Opportunity, Global Concentrated, International Advantage, Global Discovery and Global Insight Portfolios, please supplementally explain how using jurisdiction of organization in determining whether an issuer is an issuer of a particular country or region satisfies Rule 35d-1.

Response 2.          We believe that jurisdiction of organization is an appropriate factor for determining compliance with Rule 35d-1. Consistent with footnote 42 to the release adopting Rule 35d-1 (Release No. IC-24828, January 17, 2001), each of the Active International Allocation, International Equity, Global Franchise, Global Quality, Global Opportunity, Global Concentrated, International Advantage, Global Discovery and Global Insight Portfolios intend to invest its assets in investments that are economically tied to a number of countries throughout the world. We also confirm that, with respect to the Emerging Markets Breakout Nations Portfolio, the Adviser takes into account the requirements of Rule 35d-1 in determining whether the Portfolio is exposed to the economic fortunes and risks of the geographic region indicated in the Portfolio’s name. We would respectfully note that we believe that each above-listed Portfolio’s current disclosure is consistent with the requirements of Rule 35d-1 and Form N-1A.

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If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel). Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

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